

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

February 26, 2007

<u>Via U.S. Mail and Facsimile</u>

Mr. Richard R. Schreiber, Interim President
Chief Consolidated Mining Company
15988 Silver Pass Road
P.O. Box 51
Eureka, Utah 84628

> **Re: Chief Consolidated Mining Company**
> **Schedule 14A**
> **Filed January 26, 2007**
> **File No. 1-01761**
>
> **Form 10-KSB for the period ended December 31, 2005**
> **Filed December 1, 2006**
> **File No. 1-01761**
>
> **Form 10-QSB for the period ended September 30, 2006**
> **Filed January 25, 2007**
> **File No. 1-01761**

Dear Mr. Schreiber:

　　We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1.   Please update the information throughout the proxy statement to include all omitted information. In this regard, we note a number of blank spaces and brackets identifying omitted information.

2.   As appropriate, make corresponding changes to all affected documents and disclosure. This will eliminate the need for us to restate comments for the proxy statement and the Forms 10-KSB and 10-QSB, for example.

3.   Rule 14a-4(a)(3) requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." In this regard, we note that a vote on the approval of the amendments to the articles of incorporation represents also a vote to (i) increase the number of authorized shares of common stock; (ii) reduce the par value per share of your company's authorized common stock, preferred stock and common convertible stock; (iii) authorize a class of blank check preferred stock; (iv) set the size of the board of the directors; (v) authorize the election of directors at a time prescribed by the board of directors; and (vi) allow the election of directors who are not stockholders of the company. Further, a vote on the approval and ratification of all prior acts of the company's directors will result in the approval of a number of unspecified acts by the board of directors, which shareholders may not be able to ascertain as you have been delinquent on your reporting obligations since 2002. It appears that each of these matters is a separate action that requires separate consideration and votes by the shareholders of Chief Consolidated Mining Company. Consistent with the requirements of Rule 14a-4(a)(3), please unbundle these proposals, separately describe them in the proxy statement, and identify and allow shareholders to vote upon them as separate items on the proxy card, or tell us why unbundling would not be appropriate. See also Section II.H of SEC Release 34-31326.

4.   Please ensure your discussion of any and all substantial interests, direct or indirect, as required by Item 5(a) of Schedule 14A, with respect to each of the proposed matters. In this regard, please clearly disclose that all your executive officers directors and director nominees are principals of your majority shareholder, and that the convertible debenture that is the subject of proposal 3 is held by an affiliate of your majority shareholder.

5.   Please provide the information required by Item 9 of Schedule 14A regarding your relationship with your independent public accountant.

6.   To the extent applicable, please revise to comply with the amended executive compensation and related party disclosure requirements. See Section VII of Release No. 34-54302A (Nov. 7, 2006) and Interpretation J.8B of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 1997).

7.   Provide the information required by Item 13(a) of the Schedule 14A. Please note that the age of your financial statements must meet the requirements of Item 310(g) of Regulation S-B.

Proxy Solicitation, page 2

8.   We note your disclosure under this section. Please ensure compliance with Rule 14a-6(c).

Management, page 4

9.   Revise the biographical sketches for the named officers and directors to provide information regarding each individual's business activities during the past five years.

10.   As required by Item 407 of Regulation S-B, please disclose whether or not your directors are independent.

Security Ownership of Certain Beneficial Owners and Management, page 6

11.   It appears that Mr. Steven G. Park's name should be associated with footnote (3). Please revise accordingly.

Legal Proceedings, page 7

12.   We note your statement that "As of the current date, we have fully complied with all terms of the agreement." Revise to clarify whether you continue to have obligations under the decree, and discuss what those are. This comment extends to your Form 10-KSB for the period ended December 31, 2005 and your Form 10-QSB for the quarter ended September 30, 2006.

13.   Please disclose all information required by Item 103 of Regulation S-B. In this regard, we note that you do not discuss a lawsuit filed against you by a limited liability company. Although you settled the liability for $25,000, no payments have been made yet.

14.   We note your disclosure in Note 5 to the financial statements on Form 10-QSB for the quarter ended September 30, 2006 that "Other suits have been filed for an

additional $106,488. The Company has accrued these amounts in full as of September 30, 2006 and December 31, 2005…Outstanding settlement judgments have been reached totaling $194,039 and $194,039 as of September 30, 2006 and December 31, 2005 respectively." Please revise to include the information required by Item 103 of Regulation S-B with respect to these suits and settlement, or advise. This comment extends to your Form 10-KSB for the period ended December 31, 2005 and your Form 10-QSB for the quarter ended September 30, 2006.

Section 16(a) Beneficial Ownership Reporting Compliance, page 8

15.   We note that you are presently reviewing reports filed by directors, officer, and ten percent owners in order to provide the required information. Please ensure the inclusion of the information before the filing of the definitive statement. Please also revise your Form 10-KSB for the year ended December 31, 2005 to include this information.

Certain Relationships and Related Transactions

16.   Please revise your discussion to disclose how the terms of the convertible debentures were derived. We note that the convertible debentures have a fixed conversion price of $0.25 per share, while the price at which your common stock was quoted on the Pink Sheets ranged from $0.25 to $0.65 per share during 2005.

Proposal 2: The Amendments to the Articles of Incorporation…, page 9

Additional Shares of Common Stock

17.   Please discuss the relationship between this proposal and the convertible debentures, which will automatically convert into shares of common stock upon the approval of certain amendments to the Articles of Incorporation.

18.   The statement that "[t]he Company currently does not have any plan or arrangement relating to an issuance of additional shares of Common Stock" appears inconsistent with the statement on page 8 indicating that "[t]he debentures automatically convert into shares of common stock." Please reconcile.

19.   Please provide information required by Item 202 of Regulation S-B, as applicable.

Reduction in Par Value, page 9

20.	State the number of outstanding securities that will be subject to the reduction in par value.

Proposal 3: The Approval and Ratification of the Sale of Convertible…, page 11

21.	Explain the reason why the funds continue to be held in escrow although you have received the required creditor acceptances.

22.	Please specify the amount to be devoted to each purpose for which you intend to use the escrowed funds. Also disclose the "general business needs" for which you will use a portion of the funds.

23.	Disclose the effect of the conversion of the notes into shares of common stock on the existing security holders.

Proposal 4: The Approval and Ratification of All Prior Acts…, page 11

24.	It appears that the subject of this proposal calls for information required by Items 17 and 20 of Schedule 14A. To the extent applicable, please provide the information required by these items.

Form 10-KSB for Fiscal Year Ended December 31, 2005

General

25.	We note the Form 10-KSB that you filed on December 1, 2006 includes financial information for the years ended December 31, 2002 through December 31, 2005. However, the filing of this comprehensive Form 10-KSB does not satisfy your reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. As indicated in our letter dated June 10, 2005 you must file all required reports. That is, we expect you to file all Form 10-KSBs and Form 10-QSBs that were not filed on time covering the periods ending December 31, 2002 through June 30, 2006. Please contact us by telephone if you require further clarification.

Financial Statements

Consolidated Statements of Operations, page F-3

26.	We note that you have classified your loss from the EPA settlement as an extraordinary item. For an event or transaction to be classified as extraordinary it must be both unusual in nature and occur infrequently as indicated in paragraph 20 of APB 30. An item is considered unusual in nature if it possesses a high degree of abnormality. In addition, an item is considered to occur infrequently if it is of a type that would not reasonably be expected to recur in the foreseeable future, taking into consideration the environment in which an entity operates. Please detail for us how this criteria has been met.

Note 8 – Asset Retirement Obligations

Environmental Protection Agency Settlement, page F-16

27.   We note your disclosure stating that you elected to adopt SFAS 143 during the year ended December 31, 2002 with respect to the EPA settlement obligation. Paragraph 2 of SFAS 143 states that an obligation that results from the improper operation of an asset is not within the scope of SFAS 143. Please explain to us your basis for applying the guidance of SFAS 143 for purposes of recognizing this liability rather than applying the guidance of SFAS 5 and SOP 96-1.

28.   We note as part of the consent decree you must you use your best efforts to sell certain property. Please identify within your disclosure the property you may continue to hold and the property you must sell in further clarity.

Note 10 – Land, Mining Claims, and Property and Equipment, page F-17

29.   Please expand your disclosure of land and mining claims to include the properties represented by the amount of $950,000 reported on your balance sheet. In addition, detail for us how you support the recoverability of such costs under SFAS 144.

30.   Please explain to us why you report no accumulated depreciation as of December 31, 2002.

Engineering Comments

General

31.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

32.   It would be helpful to include a small-scale map, showing the location and access to each property, as suggested within Instruction (b)(2) of Industry Guide 7. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. Your maps and drawings should generally have the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

33.   Tell us whether or not you have a geologist or mining engineer's report regarding these properties. If you had, explain to us why you have not mentioned this in your document. Otherwise, please disclose that you have not obtained any such report.

34.   Please attach an exhibit, listing all subsidiary companies, to comply with Item 601(b)(21) of Regulation S-B. Please explain to us their business functions, and all relationships with your company. Also submit a diagram or chart that clearly illustrates these relationships.

35.   Please address the long-term chemical stability, condition, and rehabilitation potential of your tailings and waste rock dumps, clarifying whether these faculties are or are not net acid generating. Disclose your plans for the reclamation of the mine, plant site, and tailings disposal area, including the ultimate land use; and identify any commitments you have made to the government or others concerning reclamation of the waste rock and tailings disposal areas, and plant site. The extent to which you are required to reclaim your mining properties after you completed your exploration programs should be clear.

EPA Settlement, page 3

36.   Please provide a copy of the following exhibits to the consent decree:

- Attachment A - List of financial documents provided

- Attachment B - Map and identification of the Property

- Attachment C - Map and identification of Property on which the Response Action Structures, Repository, the Open Cells, Borrow Sources, and Water Sources are located;

- Attachment D - Site map;

- Attachment E - Form of easement.

You may forward this information to our engineer as supplemental information and not as part of filing. Please send this information on a CD in an Adobe PDF format. If you wish to have it returned after our examination, please make a written request within the letter of transmittal, including a pre-paid pre-addressed Federal Express shipping label with your submission.

Description of Property, page 4

37.   You state that your company owns or controls approximately 10,000 acres in Eureka Valley near the City of Eureka, Utah in an area known as the Main Tintic District. However on page 1, within the description of business section, you state your company owns or controls approximately 6,000 acres of land. Please clarify the discrepancies in acreage amounts and insure the total acreages are correct throughout the filing. It would be helpful to have these acreage amounts disclosed in a tabular format.

38.   Early in this section, the company should indicate that it is an exploration stage company and within the description of each exploration property, provide a clear statement that (i) the property is without known reserves, (ii) the proposed programs are exploratory in nature, and (iii) that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. You may refer to the guidance in Industry Guide 7(b)(4)(i) if you require further clarification.

39.   On a related point, it appears you should also expand your disclosure concerning the exploration plans for your properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) Of the Exchange Act, page 8

40.   Given your industry orientation, please disclose the level of technical training and experience in minerals exploration or mining by your directors, executive officers, and significant employees to comply with Item 401 of Regulation S-B.

Form 10-QSB for Fiscal Quarter Ended September 30, 2006

Management's Discussion and Analysis or Plan of Operation, page 1

41.   Please remove the statement that "[t]he following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended." As a penny stock issuer, you are not entitled to rely on the safe harbor for forward-looking statement under the Private Securities Litigation Reform Act.

Controls and Procedures, page 3

42.   Notwithstanding your statement that you did not establish a policy regarding disclosure controls and procedures until January 22, 2007, please revise to disclose whether or not your disclosure controls and procedures, as evaluated by your chief executive officer and chief financial officer, were effective as of the end of the period covered by the report. This comment extends to your Form 10-KSB for the period ended December 31, 2005.

43.   Also, comply with Item 308(c) of Regulation S-B, and disclose whether there were any changes in your internal control over financial reporting during the last quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. This comment extends to your Form 10-KSB for the period ended December 31, 2005.

Part II

Legal Proceedings, page 4

44.   Please expand the discussion of the EPA judgment to include all relevant facts
        and all your obligations, as discussed in Note 5 to the financial statements.

45.   Please provide the information required by Item 3 of Part II of Form 10-QSB.
        We note the disclosure in Note 4 to the financial statements that you are in
        default of two notes payable.

46.   Please provide the information required by Item 407(c)(3) of Regulation S-B, as
        called for by Item 5(a) of Form 10-QSB.

Exhibits, page 5

47.   Please file the certification required by Item 601(a)(31) of Regulation S-B. This
        comment extends to your Form 10-KSB for the period ended December 31,
        2005.

Financial Statements

Statements of Operations

48.   We note you have reported revenue of $404,508 for the nine months ended
        September 30, 2006. We understand from your disclosure on page 2 that this
        amount consists of $351,111 resulting from vendor settlements and $53,397 in
        interest. Generally, we would expect interest income to be reported below
        income from operations. Please revise your statements of operations to report
        interest income as a component of Other income (expense).

        In addition, it unclear to us why you have characterized gains resulting from
        vendor settlements as revenue. Please tell us the origin of these vendor
        settlements. Further, tell us how you have considered the guidance in SFAS 15 in
        accounting for vendor settlements.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate

our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding the accounting comments on the Schedule 14A. Direct your questions regarding the engineering comments to George Schuler, Mining Engineer, at (202) 551-3718. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: T. Towner
        J. Gallagher
        G. Schuler
        A. N. Parker
        C. Moncada-Terry